UBS AG London Branch
5 Broadgate
London
EC2M 2QS

Allen & Overy LLP
Apollolaan 15
Amsterdam 1076 AB Amsterdam

Tel +31 20 674 1000
Fax +31 20 674 1111

Our ref 0036335-0000808

22 October 2021

Dear Sir or Madam

UBS AG SEC registration as a non-resident security-based swap dealer

1. BACKGROUND

1.1 We understand that UBS AG, a bank authorised in Switzerland, is seeking to register with the United States (**US**) Securities and Exchange Commission (**SEC**) as a non-resident security-based swap (**SBS**) dealer (**SBSD**).

1.2 To register as an SBSD with the SEC, a non-resident SBSD[1] such as UBS AG must attach an opinion of counsel to Form SBSE, SBSE-A or SBSE-BD affirming that the SBSD can, as a matter of law:

(a) provide the SEC with prompt access to the relevant books and records as defined in paragraphs 3.3 and 3.5 (**Covered Books and Records**); and

(b) submit to on-site inspection and examination of its Covered Books and Records by the SEC (**On-Site Inspection**).

1.3 Associated persons of UBS AG located in the Netherlands who effect SBS transactions on behalf of UBS AG will be employed by the Dutch branch of UBS Europe SE (**UBS ESE NL**) which is a subsidiary of UBS incorporated in Germany and authorised to provide services in Germany and the Netherlands (among other jurisdictions). Accordingly, UBS ESE NL will maintain certain Covered Books and Records in the Netherlands on behalf of UBS AG.

1.4 You have asked us to issue an opinion affirming that (a) UBS AG will be able to provide the SEC with prompt access to its Covered Books and Records that are maintained by UBS ESE NL in the Netherlands and (b) UBS ESE NL can submit to On-Site Inspection by the SEC of UBS AG's Covered Books and Records it maintains on behalf of UBS AG, in each case in accordance with paragraph 1.2 above.[2]

[1] In the case of a corporation, an SBSD will be "non-resident" if it is incorporated in or has its principal place of business in any place not in the United States (see 17 Code of Federal Regulations (**CFR**) § 240.15Fb2-4(a)(2)). As UBS AG is incorporated in Switzerland, UBS AG fulfils this definition of a "non-resident" SBSD.

[2] In accordance with Assumption 10 in Annex 2, this opinion does not cover the direct provision of Covered Books and Records by UBS ESE NL to the SEC as this information will instead be provided to UBS AG London Branch and sent by UBS AG London Branch to the SEC.

1.5 This opinion is structured as follows:

(a) Section 2: Summary of opinion;

(b) Section 3: Scope, assumptions and qualifications;

(c) Section 4: Revisions to applicable law;

(d) Section 5: Reliance and confidentiality;

(e) Annex 1: Opinion; and

(f) Annex 2: Assumptions.

2. SUMMARY OF OPINION

Subject to the assumptions and qualifications below, it is our opinion that:

2.1 UBS ESE NL can, as matter of applicable Dutch law, submit to On-Site Inspection by the SEC. There is no restriction on UBS ESE NL submitting to On-Site Inspection by the SEC. The remainder of this opinion focuses on UBS ESE NL's ability to disclose information contained in Covered Books and Records to the SEC in the course of On-Site Inspection in the Netherlands and the ability to provide UBS AG London Branch with prompt access to Covered Books and Records.

2.2 UBS ESE NL can, as a matter of applicable Dutch law, provide the SEC with prompt access to Covered Books and Records held by UBS ESE NL in the Netherlands either by disclosure of Covered Books and Records to UBS AG London Branch for the purpose of providing information to the SEC or to the SEC in the course of On-Site Inspections in the Netherlands.[3]

Data Protection[4]

2.3 Disclosures of personal data (particularly special categories of data or criminal data) relating to UBS ESE NL's clients and staff are subject to certain restrictions under the Data Protection Laws, particularly where this involves a cross-border transfer to a non-EEA country or territory the EU has not found to have an 'adequate' data protection regime. However, there are certain legal bases for making disclosures, and derogations from the prohibition on international transfers, that would be available to UBS ESE NL's were it to be required by the SEC to make available personal data either by disclosure of Covered Books and Records to UBS AG London Branch for the purpose of providing information to the SEC or to the SEC in the course of On-Site Inspections in the Netherlands.

2.4 We anticipate that the legitimate interests legal basis for processing is likely to be the most applicable ground under the GDPR (and the Dutch Implementation Act) to enable disclosure of and access to Covered Books and Records to UBS AG London Branch for the purpose of providing information to the SEC and to permit On-Site Inspection. To the extent that UBS ESE NL relies on the legitimate interest legal basis, it will also need to take into account the guidance of the Dutch Data Protection Authority (*Autoriteit Persoonsgegevens*, the **Dutch DPA**) to satisfy the conditions for processing.[5] We note that UBS ESE NL would need to assess the ability to rely on this legal basis in each case.

[3] Where a restriction on the ability to transfer personal data applies, consent from the individual, validly given in accordance with the relevant standard for consent under each applicable legal obligation, would allow for such information to be lawfully transferred to the SEC or disclosed to the SEC during On-Site Inspection. Please note that valid consent is assumed in Assumption 5.

[4] Please refer to section 1 of Annex 1 for definitions of Data Protection Laws, GDPR, and the Dutch GDPR Implementation Act.

[5] Dutch DPA, "Standard explanation legal basis 'legitimate interest'" (*Normuitleg grondslag 'gerechtvaardigd belang'*) (see <https://autoriteitpersoonsgegevens.nl/sites/default/files/atoms/files/normuitleg_gerechtvaardigd_belang.pdf> accessed 21 September 2021) (only available in Dutch).

Duties of confidentiality under Dutch law

2.5 There are no legal obligations from a Dutch law perspective, other than the data protection legal obligations set out in paragraph 2.3 to 2.4 above, that prohibit UBS ESE NL from providing any information to the SEC, either when providing the SEC with access to Covered Books and Records or when permitting an On-Site Inspection. However, there is a remote risk that an individual of whom information is disclosed brings an action on the basis of a wrongful act (*onrechtmatige daad*).[6] Whether such action will be successful depends on the circumstances at hand.

Privacy and Human Rights

2.6 Protection for the general fundamental right to "*respect for private and family life, home and correspondence*" is enshrined in Article 8 of the European Convention on Human Rights (**ECHR**). This right is directly applicable in the Netherlands. Actions in respect of Article 8 ECHR require a separate cause of action, such as an action arising from a wrongful act or other legal obligation, such as under the Data Protection Laws.

2.7 Article 8 ECHR is, as it were, the legal foundation on which the GDPR has been based. The GDPR is detailing the fundamental right laid down in Article 8 ECHR. Thus, Article 8 ECHR and the GDPR are intertwined with each other. As long as the provision of information to the SEC by UBS ESE NL falls entirely within the scope of and is in compliance with the Data Protection Laws, we consider the general fundamental right set out in Article 8 ECHR will be protected.

This summary opinion is not a substitute for the full expression of our views set out in Annex 1.

3. SCOPE, ASSUMPTIONS AND QUALIFICATIONS

3.1 This opinion relates solely to access provided to the SEC by UBS AG, through its London Branch, of Covered Books and Records held on its behalf by UBS ESE NL in the Netherlands and On-Site Inspection of UBS ESE NL by the SEC in the Netherlands. This opinion applies equally to remote access from the United States to Covered Books and Records held in the Netherlands. This opinion excludes books and records held in the US. Where matters considered in this opinion are not governed by laws applying to the entirety of the Netherlands, this opinion relates solely to matters of Dutch law and European Union (**EU**) law that is directly applicable in the Netherlands (i.e. regulations pursuant to Art. 288(2) of the Treaty on the Functioning of the European Union).

3.2 This opinion has been prepared in accordance with UBS AG's specific instructions as to the scope of the opinion. For this purpose you have issued us with guidance from a third party US law firm which we have used to inform the scope of our opinion.

[6] We assume there are no contractual confidentiality clauses in place between UBS ESE NL and any other party, see also paragraph 2.3 of Annex 1 and Assumption 11 as set out in Annex 2.

ALLEN & OVERY

3.3 This opinion only covers access to and the On-site Inspection of Covered Books and Records. Covered Books and Records include only those books and records which:

(a) relate to the US business[7] of the non-resident SBSD.[8] These are the records that relate to an SBS that is either:

(i) entered into, or offered to be entered into, by or on behalf of the non-resident SBSD, with a "U.S. Person" as defined in 17 CFR § 240.3a71-3(a)(4)[9] (**US Person**) (other than an SBS conducted through a foreign branch of such US Person[10]); or

(ii) arranged, negotiated, or executed by personnel of the non-resident SBSD located in a branch in the United States (**US branch**) or office or by personnel of an agent of the non-resident SBSD located in a US branch or office;[11] or

(b) constitute financial records necessary for the SEC to assess the non-resident SBSD's compliance with the SEC's margin and capital requirements, if applicable.[12]

3.4 Further to Assumption 1, this opinion is limited to those types of records that are relevant to prudentially regulated SBSDs, which excludes financial records as noted in paragraph 3.3(b) above. For this opinion, the term "Covered Books and Records" extends to these record types alone.

3.5 This opinion covers data relating to:

(a) SBS transactions with concluded between UBS AG (through its associated persons employed by UBS ESE NL) and US Person counterparties, insofar as this data is held on behalf of UBS AG by UBS ESE NL (e.g. voice recordings and client communications) (these transactions will be concluded by staff of UBS ESE NL acting in the name and for the account of UBS AG London Branch and so some data relating to such transactions will be held by UBS AG London Branch in the United Kingdom (**UK**) – access to Covered Books and Records and On-Site Inspections by the SEC of data that is held in the UK is not within scope of this opinion); and

(b) The activities of the staff of UBS ESE NL pertaining to UBS AG's SBS transactions that are also arranged, negotiated, or executed by personnel of UBS AG located in a US branch or office or by personnel of an agent of UBS AG located in a US branch or office (irrespective of whether UBS AG's counterparty is a US Person or a non-US Person).

This opinion only covers transactions entered into by UBS AG where UBS ESE NL is acting on behalf of UBS AG. This opinion does not cover data relating to SBS transactions concluded between UBS ESE NL and its own counterparties (even though UBS ESE NL may be relying on the counting exemption set out in 17 CFR § 240.3a71-3(d) for such transactions, we are instructed that this data is not relevant for the purposes of 17 CFR § 240.15Fb2-4(c) and so this data is not within the scope of this opinion).

[7] As defined in 17 CFR §240.3a71-3(a)(8).

[8] Cross-Border Application of Certain [SBS] Requirements, 85 Fed. Reg. 6270, 6296 (Feb. 4, 2020) (the **SEC Guidance**).

[9] A "U.S. person" means any person that is "(i) a natural person resident in the U.S.; (ii) a partnership, corporation, trust, investment vehicle, or other legal person organized, incorporated, or established under the laws of the United States or having its principal place of business in the United States; (iii) an account (whether discretionary or non-discretionary) of a U.S. person; or (iv) an estate of a decedent who was a resident of the United States at the time of death." 17 CFR § 240.3a71-3(a)(4).

[10] A "foreign branch" means "any branch of a U.S. bank if: (i) the branch is located outside of the United States; (ii) the branch operates for valid business reasons; and (iii) the branch is engaged in the business of banking and is subject to substantive banking regulation in the jurisdiction where located." (17 CFR § 240.3a71-3(a)(2)). An "SBS conducted through a foreign branch" means an SBS that is "arranged, negotiated, and executed by a U.S. person through a foreign branch of such U.S. person if: (A) the foreign branch is the counterparty to such security-based swap transaction; and (B) the security-based swap transaction is arranged, negotiated, and executed on behalf of the foreign branch solely by persons located outside the United States." (17 CFR § 240.3a71-3(a)(3)(i)).

[11] 17 CFR § 240.3a71-3(a)(8)(i)(B).

[12] The requirement set out in this paragraph 3.3(b) does not apply to UBS AG because it is not subject to the SEC's margin and capital requirements as it is assumed that UBS AG has a prudential regulator – please see Assumption 1 set out in Annex 2.

3.6 The issues addressed in this opinion apply equally across the different document types which constitute the Covered Books and Records based upon the information actually contained in each of the relevant Covered Books and Records. We have not examined any such documents or records.

3.7 In giving this opinion, we have made the further assumptions set out in Annex 2.

3.8 No opinion is expressed on matters of fact.

3.9 As a practical matter, it may be particularly difficult to establish that consent is freely given where information relates to UBS ESE NL staff because consent is very difficult to rely on in an employment context, due to the inherent imbalance of power between an employer and its staff (for example, staff may believe there could be negative consequences should they refuse to give consent). Further, consent will only be valid if UBS ESE NL offers its staff a genuine choice over how the data is used and will only continue to be an appropriate legal basis if UBS ESE NL also offers its staff the opportunity to withdraw consent at any time. Where consent is relied upon in this opinion, it is on the basis that this practical matter has been overcome. Where consent is not available as a legal basis for disclosure (including where valid consent cannot be obtained), UBS ESE NL may be able to rely on an alternative basis for disclosure (e.g. the legitimate interest exception).

4. REVISIONS TO APPLICABLE LAW

4.1 We note that the SEC rules[13] require a non-resident SBSD to re-certify within 90 days after any changes in the legal or regulatory framework that would:

(a) impact the ability of the SBSD to provide prompt access to its Covered Books and Records;

(b) impact the manner in which it would provide prompt access to its Covered Books and Records; or

(c) impact the ability of the SEC to conduct On-Site Inspections.

4.2 Upon a change in law or regulatory framework of the sort outlined in paragraph 4.1 above, the SBSD is required to submit a revised opinion describing how, as a matter of law, the SBSD will continue to meet its obligations.

4.3 This opinion relates solely to the laws of the Netherlands and EU law that is directly applicable in the Netherlands (i.e. regulations pursuant to Art. 288(2) of the Treaty on the Functioning of the European Union), in each case, in force as at the date of this opinion. We have no obligation to notify any addressee of any change in any applicable law or its application after the date of this opinion.

5. RELIANCE AND CONFIDENTIALITY

5.1 This opinion is given for the sole benefit of the addressee. It may not be relied upon by anyone else without our prior written consent.

5.2 This opinion is not to be disclosed to any person outside of UBS AG's group or used, circulated, quoted or otherwise referred to for any other purpose. However, we agree that a copy of this opinion letter may be disclosed:

(a) where disclosure is required or requested by any governmental, banking, taxation or other regulatory authority or similar body having jurisdiction over UBS AG (including to the SEC as part of UBS AG's SBSD registration application) or by the rules of any relevant stock exchange or pursuant to any applicable law or regulation; and

[13] 17 CFR § 240.15Fb2-4(c)(2).

ALLEN & OVERY

(b) to UBS AG's affiliates, and any of their officers, directors, employees, auditors, insurers, reinsurers, insurance brokers and professional advisors (in their capacity as such).

5.3 Any such disclosure must be made on the basis that it is for information purposes only, no recipient may rely on this advice, no client-lawyer relationship between us and the recipient arises following, or as a result of, any such disclosure. We assume no duty or liability to any recipient, and any recipient under paragraph 5.2(b) above will be subject to the same restrictions on disclosure as set out above.

5.4 We assume no obligation to advise you or any other person or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Yours faithfully,

Allen &Overy LLP

ANNEX 1

OPINION

1. DATA PROTECTION

1.1 The General Data Protection Regulation 2016/679 (**GDPR**), and the implementation thereof in the Dutch GDPR Implementation Act (*Uitvoeringswet Algemene verordening gegevensbescherming*) (together, the **Data Protection Laws**) will apply to UBS ESE NL's disclosure of Covered Books and Records to UBS AG London Branch for the purpose of providing information to the SEC and to the SEC in the course of On-Site Inspections, to the extent that these comprise or contain personal data. Personal data is data relating to an identified or identifiable living individual, so may extend to information on UBS ESE NL's staff as well as clients.

1.2 Under the Data Protection Laws, specific additional restrictions apply for data relating to criminal convictions and offences. These laws also impose heightened restrictions on the processing of 'special category personal data' – this is data that reveals racial or ethnic background, political opinions, religious or philosophical beliefs, or trade union membership, genetic data, biometric data when used for ID purposes, health information, data concerning sex life or sexual orientation. As special category data are less likely to be relevant in the context of UBS ESE NL's disclosures to the SEC, the laws applicable to this data have not been considered in detail in this opinion.

1.3 Key restrictions in the Data Protection Laws relating to UBS ESE NL's ability to disclose personal data to the SEC are set out below.

Legal basis for the disclosure

1.4 UBS ESE NL requires a legal basis under Article 6 GDPR to disclose personal data to the SEC in the course of On-Site Inspections and to provide UBS AG London Branch with access to its Covered Books and Records for the purpose of providing information to the SEC. Data cannot be disclosed if doing so would breach another legal requirement. Whilst there are a number of Article 6 legal bases on which UBS ESE NL may seek to rely, none on its own is so comprehensive as to cover all disclosures of personal data to the SEC, so UBS ESE NL will need to consider the most appropriate legal basis to apply to any given situation.

1.5 The Article 6 legal bases most applicable to UBS ESE NL, together with their respective limitations, are as follows:

(a) *Consent (Article 6(1)(a))*: In order for consent to be valid under the Data Protection Laws, it must satisfy the high standard of being a freely-given, specific, informed and unambiguous indication of wishes.[14]

(b) *Legitimate interests (Article 6(1)(f))*: This is one of the more flexible legal bases for processing that can apply to a multitude of purposes. The Dutch DPA interprets this legal basis very strictly. The Dutch DPA has previously issued an opinion that compliance with (foreign) regulatory obligations could qualify as legitimate interests. The Dutch DPA has given this view in relation to foreign whistleblowing requirements.[15] The Dutch DPA states that (foreign) legal obligations could qualify as a legitimate interest, and that the consequences for the

[14] Please also refer to limitations on the applicability of consent discussed in paragraph 3.9 of section 3: Scope, assumptions and qualifications. Please note that valid consent is assumed at Assumption 5 in Annex 2.

[15] Dutch DPA, Whistle blowing – opinion Dutch DPA, January 2006. Please note that this opinion was issued under the predecessor of the GDPR (Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data) (see < https://autoriteitpersoonsgegevens.nl/sites/default/files/downloads/uit/z2004-1233_opinie whblowing.pdf> accessed 21 September 2021). As the "legitimate interest" legal basis was also included in this predecessor, we expect that the opinion of the Dutch DPA in relation hereto remains the same.

companies in case they cannot comply with these obligations will have to be taken into account. To rely on the legitimate interests ground, UBS ESE NL must:

(i) identify its, or a third party's **legitimate interest** (this can include individual interests or broader societal benefits) in complying with the SEC's disclosure request. The Dutch DPA specifically states in its guidance that 'meeting obligations imposed on an entity or institution' qualifies as a legitimate interest[16]. The Dutch DPA emphasizes that the interest must be real, concrete and direct, and can be both tangible and intangible. According to the Dutch DPA, a general interest such as 'society' does not qualify as a legitimate interest;

(ii) show that the disclosure of documents by UBS ESE NL to the SEC is **necessary** for achieving these legitimate interests; and

(iii) balance these legitimate interests against the competing interests, rights and freedoms of the individuals concerned, and satisfy itself that those interests do not outweigh its own. If individuals would not reasonably expect the disclosure, or if the disclosure would cause unjustified harm to the individuals, the interests of those individuals would likely override the interests of UBS ESE NL or the third party.

An individual has the right to object on grounds relating to his or her particular situation to the disclosure of their personal data to the SEC under this basis for processing, and UBS ESE NL would then need to demonstrate 'compelling' legitimate grounds to process the data that override the rights, freedoms and interests of that individual.

The balancing of legitimate interests against the competing interests, rights and freedoms of the individuals concerned should be made on a case-by-case basis and should consider all available facts. In particular, Recital 47 of the GDPR states that, when balancing their interests against those of the individuals concerned, controllers should take into account *"the reasonable expectations of data subjects based on their relationship with the controller"*. With this in mind, UBS ESE NL may argue that its interests are not outweighed by those of its clients or its employees on the basis that:

(A) clients are aware, due to statements contained in their terms of business with UBS AG, of the US nexus when they engage in SBS transactions and, due to their understanding as sophisticated investors, that regulatory oversight will be exercised by the SEC, which may entail certain information regarding their transactions, including in some cases their personal data, to be disclosed to the SEC; and

(B) the employees whose personal data may be disclosed to the SEC understand their role will involve SEC oversight due to their being classified as 'associated persons' for the purposes of SBS transactions and understand that, as a result, certain of their personal data may be disclosed to the SEC. More specifically, each associated person is required to complete an 'SBS associated person questionnaire', which provides advance notice that their activities may involve the disclosure of their personal data to the SEC and potentially require them to undertake interviews with the SEC. Each employee that is an associated person is also required to agree or acknowledge their understanding that their data may be provided to the SEC in connection with the SEC's oversight of SBS transactions.

[16] Dutch DPA, "Standard explanation legal basis 'legitimate interest'" *(Normuitleg grondslag 'gerechtvaardigd belang')* (see https://autoriteitpersoonsgegevens.nl/sites/default/files/atoms/files/normuitleg_gerechtvaardigd_belang.pdf accessed 21 September 2021) (only available in Dutch).

In addition, while focused on the relationship between the SEC and the ECB, the existence of the Memorandum of Understanding entered into by the SEC and the European Central Bank (**ECB**)[17] (the **ECB MoU**)[18] arguably reflects an acceptance in the EU that the SEC has a duty to regulate SBS markets and may need to access information, including personal data, maintained by financial institutions located in the Netherlands for this purpose.[19]

Also relevant to this balancing of interests are that the SEC will:

(1) restrict its information requests for, and use of, any information to only the information that it requires for the legitimate and specific purpose of fulfilling its regulatory mandate and responsibilities and to prevent and/or enforce against potential illegal behaviour, with the type and amount of personal data requested being targeted based on risk and related to specific clients and accounts, and employees;[20] and

(2) information, data and documents received by the SEC are maintained in a secure manner and only disclosed pursuant to strict US confidentiality laws.[21]

(c) *Disclosure is necessary for compliance with a legal obligation to which UBS ESE NL is subject (Article 6(1)(c))*: There must be a Dutch nexus in order for UBS ESE NL to be able to rely on this legal basis. Article 6(3) GDPR requires that the legal obligation must be laid down by EU law or Dutch law, although this does not have to be an explicit statutory obligation, as long as the application of the law is foreseeable to UBS ESE NL as the person subject to it.[22]

In the context of this legal basis for processing, an SEC request in the absence of a EU or Dutch legal requirement (e.g. a lawful request from the Dutch Central Bank (*De Nederlandsche Bank*, **DNB**) or the Dutch Authority for the Financial Markets (*Autoriteit Financiële Markten*, **AFM**) in the exercise of its powers under the Dutch Financial Supervision Act (*Wet op het financieel toezicht*) or from another European legislator) would not justify the disclosure to the SEC as being necessary for compliance with such an foreign law obligation.

We further note that the ECB MoU does not create any legally binding obligations.[23]

(d) *Disclosure is necessary for the performance of a task carried out in the public interest (Article 6(1)(e))*: According to the Dutch interpretation of this legal basis, only entities who are performing a public task or are vested with public authority are able to rely on this legal basis. European or Dutch law must lay down these public tasks or the vested public authority and designate the entity who will carry out these tasks, and therefore may be able to process the personal data involved. In general, only (semi-)public institutions will be able to base their processing on this legal basis. The Dutch DPA acknowledges this view.[24]

As a result, it is not possible for UBS ESE NL to rely on this legal basis. UBS ESE NL will not be performing a public task, or vested with authority under Dutch law or European law.

17 As UBS Europe SE qualifies as a "significant institution" within the meaning of Art. 6(4) of the Regulation der (EU) No. 1024/2013 (the **Single Supervisory Mechanism Regulation**), it is, as regards prudential supervision, also subject to direct supervision by the ECB.

18 The Memorandum of Understanding between the United States Securities and Exchange Commission and the European Central Bank concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities in connection with the use of substituted compliance by such entities dated 16 August 2021 (available at https://www.bankingsupervision.europa.eu/legalframework/mous/html/ssm.mou_2021_sec~220403dl9b.en.pdf).

19 For the avoidance of doubt, we note however that the ECB MoU does not stipulate any exemptions from the compliance with applicable data protection rules under the GDPR, including from the international transfer rules.

20 Please refer to Assumptions 6 and 8 in Annex 2, as well as Article II and paragraph 49 of the ECB MoU.

21 Please refer to Assumption 9 in Annex 2, as well as paragraph 56 of the ECB MoU.

22 Recital 41 GDPR.

23 Article II paragraph 27 of the ECB MoU.

24 Dutch DPA, FAQ "Are you allowed to process personal data?", (see <https://autoriteitpersoonsgegevens.nl/nl/onderwerpen/algemene-informatie-avg/mag-ik-persoonsgegevens-verwerken> (retrieved on 10 September 2021)) (only available in Dutch).

For the avoidance of doubt, the SEC will also not be able to rely on this legal basis, as their powers are not laid down in either Dutch law or European law.

1.6 Based upon the above, the legitimate interests legal basis for processing is likely to be the most appropriate Article 6 GDPR ground on which UBS ESE NL could rely in relation to its disclosure of Covered Books and Records to the SEC and to permit On-Site Inspection.

1.7 It is considered very unlikely that data included in Covered Books and Records or disclosed to the SEC during On-Site Inspections will include special categories of data. Further, UBS ESE NL might not hold all information described in 17 C.F.R. §§.18a-5(b)(8)(i)(A) through (H) or 240.18a-5(a)(10)(i)(A) through (H), as the case may be an associated person who is not a US Person.[25] However, to the extent that this does occur, and such information is held by UBS ESE NL, in addition to an Article 6 GDPR legal basis, UBS ESE NL will need to establish an exemption under Article 9 GDPR (and its equivalent in Articles 22 to 33 Dutch GDPR Implementation Act) if it discloses special categories of data to the SEC, such as where it is necessary for the establishment, exercise or defence of legal claims. Other than valid consent,[26] the Article 9 GDPR exemption that is most likely to apply to disclosure of Covered Books and Records is "processing is necessary for the establishment, exercise or defence of legal claims or whenever courts are acting in their judicial capacity" (Article 9(2)(f) GDPR). Although the Dutch GDPR Implementation Act has included several other exemptions for processing special categories of personal data, none of these additional bases is likely to be available for disclosing special categories of personal data to the SEC by UBS ESE NL.

1.8 Similarly as set out for special categories of personal data, UBS ESE NL processing of personal data relating to criminal convictions and offences is highly restricted, and can only be disclosed when there is an exemption set out in Articles 32 or 33 Dutch GDPR Implementation Act applicable. The exemption most likely to apply to disclosure of Covered Books and Records is "processing is necessary for the establishment, exercise or defence of legal claims or whenever courts are acting in their judicial capacity" (Article 32(d) Dutch GDPR Implementation Act)[27]. Also, the Dutch GDPR Implementation Act has included several other exemptions for processing of personal data relating to criminal convictions and offences, however, none of these exemptions are likely to be available for disclosing personal data relating to criminal convictions and offences to the SEC by UBS ESE NL.

Data protection principles

1.9 In addition to establishing a legal basis for the disclosure, UBS ESE NL would need to ensure that its disclosures are compliant with the remaining requirements under the Data Protection Laws, including the data protection principles set out in Article 5 GDPR. For example, UBS ESE NL must:

(a) be transparent with those whose personal data is to be disclosed to the SEC, who must be provided with fair processing information (usually in the form of a privacy notice or statement);

(b) with respect to the data itself, ensure that it only provides personal data that is adequate, relevant and limited to what is necessary in relation to the purposes of its regulatory activities;

(c) be careful to avoid participating in 'data dumps' and should consider withholding documents, anonymising personal data (or pseudonymising data where full anonymisation is not possible) and redacting personal data from documents as appropriate;

(d) ensure that the data is accurate and, where necessary, kept up to date;

25 As we understand, is as defined in 17 C.F.R. §240.3a71-3(a)(4)(i)(A).

26 Article 9(2)(a) GDPR – please also refer to limitations on the applicability of consent discussed in paragraph 3.9 of section 3: Scope, assumptions and qualifications.

27 See also Article 33 Dutch GDPR Implementation Act.

(e) keep the personal data in a form that enables identification of individuals for no longer than is necessary for the purposes for which the personal data is processed; and

(f) ensure that the confidentiality and integrity of personal data is maintained, and as such, implement appropriate security measures (e.g. encryption) to protect the personal data.

1.10 Whilst it is possible that the SEC has taken these principles into account in its request for access to the Covered Books and Records, responsibility remains with UBS ESE NL to verify this and implement its own compliance measures.

International transfers

1.11 The general principle in the GDPR is that UBS ESE NL may not transfer personal data to a jurisdiction outside the EEA, unless it can satisfy a condition for the transfer as set out in Chapter V GDPR.

1.12 Article 45 GDPR allows UBS ESE NL to transfer personal data to a recipient outside the EEA where the transfer is based on adequacy decision of European Commission. For the purposes of providing Covered Books and Records to UBS AG London Branch, the adequacy decision of the European Commission currently in effect in respect of the UK[28] allows transfers of personal data from the EEA, including the Netherlands, to the UK to be made freely. Any transfer from UBS ESE NL to UBS AG London Branch would therefore be permitted without limitation (provided that the disclosure otherwise complied with the EU GDPR).

1.13 It should be noted that under Article 44 sent. 1, Recital 101 of the EU GDPR any onward transfer of UBS ESE NL's Covered Books and Records by UBS AG London Branch to the SEC is still subject to the transfer requirements of the EU GDPR. In this regard it is helpful that the European Commission's adequacy decision for the UK addresses onward transfers from the UK and notes that the regime on international transfers under the UK GDPR[29] and UK Data Protection Act 2018 is "*in substance identical*" to the transfer regime under the EU GDPR.[30] The primary options available to UBS AG London Branch pursuant to this EU GDPR restriction applicable to UBS ESE NL when disclosing UBS ESE NL's Covered Books and Records to the SEC in the US are as follows:

(a) *Derogations (Article 49)*: Where a transfer mechanism adopted by the European Commission in respect of the US is not available (as is currently the case), derogations for specific situations from the transfer prohibition are potentially available under EU GDPR for facilitating UBS AG London Branch's transfer of personal data contained in UBS ESE NL's Covered Books and Records to the SEC. The derogations include:[31]

(i) *Consent:* In order to be consent to be valid under the Data Protection Laws, it must satisfy the high standards of being a freely-given, specific, informed and unambiguous indication of wishes.[32]

(ii) *Legitimate interests:* Article 49 GDPR makes clear that reliance on the derogation based on a compelling legitimate interest, may only take place if (A) the transfer is not repetitive, (B) the transfer concerns only a limited number of data subjects, (C) the transfer is necessary for the purposes of compelling legitimate interests pursued by UBS ESE NL, (D) UBS ESE NL's legitimate interests are not overridden by the

[28] Commission Implementing Decision of 28.6.2021 pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council on the adequate protection of personal data by the United Kingdom. Please note that in the future the adequacy decision may be withdrawn, not prolonged or restricted and that the current adequacy decision is limited to four years.

[29] The General Data Protection Regulation 2016/679 as it forms part of "retained EU law" as defined in the European Union (Withdrawal) Act 2018 in the UK.

[30] Paragraph 2.5.7, recitals (74) and (75) of the Commission Implementing Decision of 28.6.2021 pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council on the adequate protection of personal data by the United Kingdom.

[31] These derogations should *not* be considered a blanket approval for UBS ESE NL to transfer data to the SEC under this basis.

[32] Please also refer to limitations on the applicability of consent discussed in paragraph 3.9 of section 3: scope assumptions and qualifications. Please note that valid consent is assumed in Assumption 5 of Annex 2.

interests of rights and freedoms of the individuals involved, (E) UBS ESE NL has assessed all the circumstances surrounding the data transfer, and (F) UBS ESE NL has, on the basis of that assessment provided suitable safeguards with regard to the protection of data. UBS ESE NL must also ensure it applies the 'necessary' test to ensure that only the personal data necessary for the SEC's purposes is transferred.

UBS ESE NL should not rely on any of the derogations for making transfers on a large scale and/or in a systematic manner, and their use must be considered on a case-by-case basis for separate requests of the SEC, with UBS ESE NL keeping records of the transfers that evidence the careful analysis that led them to rely on that derogation.

1.14 Access to Covered Books and Records granted to the SEC in the course of On-Site Inspections would not entail UBS ESE NL effecting an international transfer and so restrictions in Chapter V of the EU GDPR would not apply to that situation.

1.15 *AFM or DNB route*: In certain situations, for example where UBS ESE NL considers the transfer of data to UBS AG London Branch for the purpose of providing information to the SEC to be high risk, it may be possible to arrange for the disclosure to be made to the AFM or DNB, which could then transfer the data to the SEC in the US. However, we note that there is no administrative arrangement to govern the transfer of personal data between the two regulators and the SEC, that aims to comply with GDPR principles. As the AFM or DNB are able to rely on other derogations, such as the transfer is necessary for important reasons of public interest (which is not available to UBS ESE NL), this route may avoid UBS ESE NL being responsible for ensuring the international transfer was fully compliant with the GDPR.

2. DUTIES OF CONFIDENTIALITY UNDER DUTCH LAW

2.1 There is no bank secrecy obligation laid down in Dutch law with respect to data exchanged between a financial institution and a client. Therefore, UBS ESE NL is not limited in providing information contained in Covered Books and Records to the SEC and in permitting the SEC to conduct On-Site Inspections from a Dutch financial regulatory law perspective. Further, Dutch law does not have a general blocking statute that prohibits UBS ESE NL from providing any data to the SEC.

2.2 Although there is no obligation laid down in Dutch law that prohibits UBS ESE NL from providing information contained in Covered Books and Records to the SEC and in permitting the SEC to conduct On-Site Inspections, it follows from Dutch law that an action on the basis of a wrongful act (*onrechtmatige daad*) may be brought against UBS ESE NL, if the following requirements are met (article 6:162 Dutch Civil Code):

(a) there is a wrongful act. The following scenarios are deemed to be wrongful acts: (i) a violation of a right; (ii) an act or omission breaching a duty imposed by law or a rule; or (iii) an act or omission breaching unwritten law pertaining to proper social conduct;

(b) the wrongful act must be attributable (*toerekenbaar*) to the party who commits the wrongful act;

(c) the party against whom the wrongful act was committed suffers damages (*schade*);

(d) there is causality between the wrongful act committed and the damages suffered (*causaliteit*); and

(e) the violated standard, as set out under paragraph 2.2(a) above, serves to protect against the damages suffered by the party against whom the wrongful act was committed (*relativiteit*).

Whether such action succeeds depends highly on the circumstances at hand, and each disclosure of information should be assessed on a case-by-case basis. We believe however that the risk of such claim being honoured by a court is remote if the disclosure of personal data is allowed under the GDPR, and there is no applicable confidentiality condition applicable between UBS ESE NL and its client.[33]

2.3 UBS ESE NL should take into account the contractual terms agreed upon with its client or employers, under which UBS ESE NL could be prohibited from disclosing any information contained in Covered Books and Records to the SEC and in permitting the SEC to conduct On-Site Inspections. We have assumed at Assumption 11 of Annex 2 that no such contractual terms exist.

3. PRIVACY AND HUMAN RIGHTS

3.1 Article 8 ECHR confers a general right to "*respect for his private and family life, his home and his correspondence*". This right is directly applicable in the Netherlands.[34] The right to privacy clearly applies to natural persons. In certain situations legal persons, such as companies, have been held to benefit from a right to privacy in certain situations. The European Court of Human Rights assumed in a September 2014 case that the reputation of a company fell under the notion of private life under Article 8 ECHR.[35]

3.2 Article 8 ECHR does not in itself give rise to a free-standing cause of action – instead an action arising from a wrongful act *(onrechtmatige daad)*, a breach of agreement or other legal obligation, such as under the GDPR, must be brought, and the court will then be obliged to consider the application of Article 8 ECHR.

3.3 Article 8 ECHR is, as it were, the fundamental legal foundation on which the GDPR has been based. The GDPR elaborates on the applicable principles of and the rules on the protection of natural persons when it comes to processing of personal data.[36] The ECHR can further be relied upon when interpreting this GDPR law if necessary. The GDPR can therefore be seen as the regulation detailing the right laid down in Article 8 ECHR, when it comes to the processing of personal data. The GDPR and Article ECHR cannot be seen entirely separately from each other.

Application and exceptions

3.4 Article 8 is a qualified right, meaning that it can be breached in accordance with Article 8(2) – that is, where doing so is:

(a) in accordance with the law;

This criterion has two aspects: the measure complained about must have some basis in domestic law, whether that is an act of parliament (*wet in formele zin*), delegated legislation or case law, and secondly, that the domestic law has to be sufficiently precise so that an individual can foresee with a reasonable degree of certainty the consequences of their actions or the circumstances in which the authority may take a particular course of action.[37] The relevant consideration on the first aspect is the legal basis on which the court would allow Article 8 ECHR to be breached. The second aspect in effect requires that the domestic law cannot be so broad as to enable arbitrary action. In determining whether to allow information to be provided to the SEC, the court would have to balance the relevant legal duty with the merits of permitting disclosure. These duties of confidence establish limits on the court's actions, thus preventing arbitrary action by the court.

[33] We refer to Assumption 11 as set out in Annex 2 regarding confidentiality conditions.
[34] Article 94 Dutch Constitution law.
[35] *Firma EDV Für Sie, EFS Eleckironische Datenverarbeitung Dienstleistungs GMBH v Germany* Application 32783/08.
[36] See also considerans (1) and (2) GDPR.
[37] Malone v UK [1984] ECHR 10 at 68.

(b) is necessary in a democratic society;

This criterion is intended to ensure the proportionality of an intrusion into private life. To meet this criterion, there must be a "*pressing social need*" for the interference, and the interference must be proportionate to that need.[38]

and

(c) in the interests of national security, public safety or the economic well-being of the country, for the prevention of disorder or crime, for the protection of health or morals, or for the protection of the rights and freedoms of others (i.e. a legitimate aim).

This criterion is intended to ensure that the purpose of an intrusion into private life is adequately serious so as to justify the intrusion.

3.5 As the GDPR and Article 8 ECHR cannot been seen entirely separately from each other, and the provision of information to the SEC by UBS ESE NL will, insofar this contains personal data, fall entirely within the scope of the GDPR, we consider that the criteria set out in paragraph 3.5 are met, as long as UBS ESE NL complies with the requirements set out in paragraphs 1.1 to 1.12 above.

[38] *Dudgeon v UK* (1982) 4 E.H.R.R. 149 at 164.

ANNEX 2

ASSUMPTIONS

This opinion relies on the following assumptions:

1. UBS AG has a "prudential regulator" as defined by Section 3 of the US Securities Exchange Act of 1934. As such, the Covered Books and Records considered in this opinion are limited to what a prudentially regulated SBSD must be able to share with the SEC.

2. Additionally, in accordance with SEC Guidance at 85 FR 6297, books and records pertaining to SBS transactions entered into prior to the date that UBS AG submits an application for registration are not Covered Books and Records.

3. In relation to each disclosure of information, UBS ESE NL will assess each disclosure to the SEC on a case-by-case basis and will verify, for each disclosure of information based on the circumstances at hand, whether all requirements under Dutch law, including but not limited to the Data Protection Laws, are met.

4. Where transfers of personal data are made to the SEC in the absence of an adequacy determination, such disclosure will be made in compliance with Articles 44 *et seq*. of the EU GDPR and limited to what is necessary for the purpose of the transfer (i.e. compliance with the principle of data minimisation, e.g. by applying less intrusive processing activities such as redaction).

5. UB ESE NL or, as the case may be, UBS AG has obtained any necessary prior consent of the persons (e.g., counterparties, employees) whose information is or will be included in Covered Books and Records in order to provide the SEC with access to its Covered Books and Records or to allow On-Site Inspections, to the extent, as considered in this opinion, such consent would constitute valid consent and such consent has not been withdrawn. Insofar as Covered Books and Records relate to employees of UBS ESE NL, such employees are "associated persons" of UBS AG for purposes of 17 CFR § 240.18a-5(b)(8) who have agreed to sharing of their personal/employment information with the SEC in the event of a request for information from the SEC.

6. The SEC will restrict its information requests for, and use of, any information pursuant to its access to Covered Books and Records and On-Site Inspections to only the information that it requires for the legitimate and specific purpose of fulfilling its regulatory mandate and responsibilities by evaluating compliance with legal obligations designed to ensure the proper legal administration of SEC-regulated firms (which includes regulating, administering, supervising, enforcing and securing compliance with the securities or derivatives laws in its jurisdiction) and to prevent and/or enforce against potential illegal behaviour.

7. Similarly, UBS ESE NL will ensure that its disclosures are compliant with the data protection principles set out in Article 5 GDPR.[39] We understand that UBS' general experience in responding to information requests from the SEC (or other US and non-US regulators) leads it to maintain a belief, which it considers to be reasonable, that UBS ESE NL can and (subject to any changes in applicable law and regulation and/or the approach of relevant regulators, including the Dutch DPA) will continue to be able to comply with these data protection principles in the course of making disclosures of the sort required when providing access to Covered Books and Records and submitting to On-Site Inspection.[40]

8. It is the SEC's practice to limit the type and amount of personal data it requests during examinations to targeted requests based on risk and related to specific clients and accounts, and employees. The

[39] These principles are set out in Annex 1 at paragraph 1.9.

[40] See the SEC Guidance at 85 FR 6298.

requested information may include some limited criminal records data and 'special category data' under the GDPR (as described in paragraph 1.2 of Annex 1 to this opinion). We understand that this aligns with UBS' general experience in responding to information requests from the SEC, leading it to maintain a belief, which it considers to be reasonable, that this assumption is, and will remain, accurate (subject to any changes in applicable law and regulation and/or the approach of relevant regulators, including the Dutch DPA).[41]

9. Information, data and documents received by the SEC are maintained in a secure manner and, under strict US laws of confidentiality, information about individuals cannot be onward shared save for certain uses publicly disclosed by the SEC, including in an enforcement proceeding, pursuant to a valid and non-exempt US Freedom of Information Act (**FOIA**) request,[42] pursuant to a lawful request of the US Congress or a properly issued subpoena, or to other regulators who have demonstrated a need for the information and provide assurances of confidentiality.

10. Any data held by UBS ESE NL that is subject to a disclosure request from the SEC, either by way of access or On-Site Inspection, will be held by UBS ESE NL in the Netherlands. Whilst UBS ESE NL will be subject to direct On-Site Inspection by the SEC in the Netherlands, UBS ESE NL will provide access to its Covered Books and Records (beyond On-Site Inspections) to UBS AG London Branch, rather than providing this access directly to the SEC.

11. No confidentiality condition which would restrict disclosure to the SEC is applicable in any contract between UBS ESE NL and the individual (either a legal entity or a natural person) whose information will be included in Covered Books and Records made available to the SEC or subject to On-Site Inspection by the SEC.

12. All terms of business entered into with clients conducting SBS transactions contain clear statements such that clients are aware that that regulatory oversight will be exercised by regulatory authorities and that information regarding their transactions, including their personal data, can be disclosed to regulatory authorities (for example, clause 10, and in particular clause 10(b) of the terms of business for professional clients and eligible counterparties (March 2019)[43]).

13. UBS AG does not include the information described in 17 C.F.R. §§.18a-5(b)(8)(i)(A) through (H) or 240.18a-5(a)(10)(i)(A) through (H), as the case may be, in questionnaires or applications for employment executed by an associated person who is not a US Person (as defined in 17 C.F.R. §240.3a71-3(a)(4)(i)(A)), unless UBS AG is required to obtain such information under applicable law in the jurisdiction in which the associated person is employed or located or obtains such information in conducting a background check that is customary for UBS AG in that jurisdiction and the creation or maintenance of records reflecting that information would not result in a violation of applicable law in the jurisdiction in which the associated person is employed or located.

[41] See the SEC Guidance at 85 FR 6298.

[42] We do not give any views in the opinion to matters of US law, though we understand that information can be made public pursuant to requests under the US FOIA, and that certain information is exempt from such requests, including (among others): (1) a trade secret or privileged or confidential commercial or financial information obtained from a person; (2) a personnel, medical, or similar file the release of which would constitute a clearly unwarranted invasion of personal privacy; (3) information compiled for law enforcement purposes, the release of which (a) could reasonably be expected to interfere with law enforcement proceedings; (b) would deprive a person of a right to a fair trial or an impartial adjudication; (c) could reasonably be expected to constitute an unwarranted invasion of personal privacy; (d) could reasonably be expected to disclose the identity of a confidential source; (e) would disclose techniques, procedures, or guidelines for investigations or prosecutions; or (f) could reasonably be expected to endanger an individual's life or physical safety; (4) contained in or related to examination, operating, or condition reports about financial institutions that the SEC regulates or supervises.

[43] Available at: https://www.ubs.com/global/en/investment-bank/regulatory/_jcr_content/mainpar/toplevelgrid/col1/linklist_1815406319/link_1591740908.file/[illegible]terms-of-business.pdf.